Exhibit 23.5
Consent of Marshall & Stevens Incorporated
As an independent valuation consulting firm, Marshall & Stevens Incorporated (“Marshall”) hereby consents to the use of our valuation of the common stock (the “Valuation”) of CCS Medical Holdings, Inc. (f/k/a Chronic Care Solutions Holding, Inc.) (the “Company”) and all references to our firm included in or made a part of the Company’s draft registration statement on Form S-l, dated June 22, 2007 (the “Registration Statement”). We further consent to the references to us as an expert in such Registration Statement. Our work on the Valuation was not performed on a contingent basis and at the time of the preparation of the Valuation and at the date hereof we do not have any interest in the Company or any of its affiliates. No person at Marshall is connected with the Company or any of its affiliates as a promoter, underwriter, voting trustee, director, officer or employee.
MARSHALL & STEVENS INCORPORATED
/s/ Marshall & Stevens Incorporated
June 21, 2007